Exhibit (d)(8)

ADDENDUM NO. 3 TO ADVISORY AGREEMENT

         This Addendum No. 3, dated as of the       day of             , 2002, among COMMERCE INVESTMENT ADVISORS, INC., (the “Advisor”) with its principal offices and places of business in St. Louis, Missouri and Kansas City, Missouri, and THE COMMERCE FUNDS, a Delaware business trust having its principal office and place of business at 4900 Sears Tower, Chicago, Illinois (the “Trust”);

                  WHEREAS, the Trust and the Advisor have entered, pursuant to an Assignment and Assumption Agreement dated May 1, 2001, into an Advisory Agreement dated as of December 1, 1994, as amended, (the “Advisory Agreement”), pursuant to which the Trust appointed the Advisor to act as investment adviser to the Trust for its Short-Term Government Fund, Bond Fund, Balanced Fund, Growth Fund, International Equity Fund, MidCap Growth Fund, Value Fund, National Tax-Free Intermediate Bond Fund, Missouri Tax-Free Intermediate Bond Fund, Core Equity Fund and Kansas Tax-Free Intermediate Bond Fund (each a “Fund”);

                  WHEREAS, the Trust has notified the Advisor that it has established the Asset Allocation Fund and that it desires to retain the Advisor to act as the investment adviser therefor, and the Advisor has notified the Trust that it is willing to serve as investment adviser for the Asset Allocation Fund;

                  NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

                  1. Appointment. The Trust hereby appoints the Advisor to act as investment adviser to the Trust for the Asset Allocation Fund for the period and on the terms set forth in the Advisory Agreement. The Advisor hereby accepts such appointment and agrees to render the services set forth in the Advisory Agreement for the compensation herein provided.

                  2. Compensation. For the services provided and the expenses assumed pursuant to the Advisory Agreement with respect to the Asset Allocation Fund, the Trust will pay the Advisor and the Advisor will accept as full compensation therefor fees, computed daily and paid monthly, based on the net assets of the Asset Allocation Fund, considered at the following annual rate: [.20]% of the Asset Allocation Fund’s average daily net assets.

                  3. Capitalized Terms. From and after the date hereof, the term “Fund” as used in the Advisory Agreement shall be deemed to include the Asset Allocation Fund. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Advisory Agreement.

                  4. Miscellaneous. Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby.

                  IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.

THE COMMERCE FUNDS

By:

William R. Schuetter

Vice President

COMMERCE INVESTMENT ADVISORS, INC.

By:

Larry E. Franklin

Vice President